VIA EDGAR

October 5, 2017

Gus Rodriguez
Accounting Branch Chief, Office of Financial Services
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

Re:	LendingTree, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 28, 2017
Form 10-Q for Fiscal Quarter Ended June 30, 2017
Filed July 28, 2017
Response Letters dated August 21, 2017 and August 31, 2017
File No. 001-34063
Dear Mr. Rodriguez:
We received your letter dated September 21, 2017 to Gabriel Dalporto, setting forth further comments from the Staff of the U.S. Securities and Exchange Commission (“Staff”) to the Form 10-Q for Fiscal Quarter Ended June 30, 2017 of LendingTree, Inc. (the “Company”). Your letter asks the Company to respond within ten business days by providing the requested information or by advising the Staff when it will provide the requested response.
This letter is to confirm that, per the voice mail left by the Company’s outside legal counsel for Staff member Marc Thomas on October 4, 2017, the Company intends to respond to the Staff’s comments by October 13, 2017.
If you have any questions, please feel free to contact us.
Sincerely,
LENDINGTREE, INC.

By:     /s/ J.D. Moriarty
J.D. Moriarty
Chief Financial Officer

Cc:    Marc Thomas, Senior Staff Accountant, Office of Financial Services
John D. Tishler, Esq.